[redacted]

10029878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2010
WASH., D.C.
193

SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 23nd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas DeCoene (212) 207 - 9056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau USA Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2013

Notary Public

Signature Thomas DeCoene
President
President Itau USA Securities
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Itau USA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau USA Securities Inc. (the "Corporation") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
March 29, 2010

Itau USA Securities Inc.
Table of Contents
December 31, 2009

Itau USA Securities Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 103,353,050
Receivable from affiliates	8,904,489
Receivable from broker-dealer and clearing organizations	29,722,073
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,842,677	1,308,920
Other assets	1,735,779
Total assets	$ 145,024,311
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 10,364,591
Payable to affiliates	3,674,731
Payable to broker-dealer and clearing organizations	12,696,178
Total liabilities	26,735,500
Commitments (Note 6)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	129,849,900
Accumulated deficit	(11,561,189)
Total stockholder's equity	118,288,811
Total liabilities and stockholder's equity	$ 145,024,311

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Itau USA Securities Inc. (the "Company") was incorporated in November 2001. The Company was registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in brokerage and investment advisory services with respect to U.S., and non-U.S. securities. The Company is a wholly owned subsidiary of Itau USA Inc., (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau-Unibanco"), located in Brazil. On February 19, 2009 the Central Bank of Brazil approved the merger of Itau S.A and Unibanco Holdings announced in November, 2008. The merger had no effect on the Company or its financial statements for 2009.

The Company acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through clearing brokers. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (the "Codification"), which establishes the Codification as the source of authoritative accounting principles to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). The Codification explicitly recognizes rules and interpretive releases of the SEC under Federal securities laws as authoritative GAAP for SEC registrants. The Codification does not change GAAP and is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this

standard had no material effect on the Company's Financial Statements. In May 2009, the FASB issued a standard regarding the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard had no material effect on the Company's Financial Statements.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48, *Accounting for* Uncertainty *in Income Taxes* (*FASB Accounting Standards Codification*TM (ASC) 740, *Income Taxes*), to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of the uncertain tax position provisions of ASC 740 for the year ending December 31, 2009. The Company evaluates its uncertain tax positions using the provisions of ASC 450, *Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2009 are as follows:

Leasehold improvements	$ 1,457,023
Equipment	1,073,962
Construction in progress	324,193
Furniture and fixtures	296,419
	3,151,597
Accumulated depreciation and amortization	(1,842,677)
	$ 1,308,920

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2009, the Company had net capital of $ 100,138,494, which was $99,888,494 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 12,696,178	$ 12,696,178
Receivable from clearing organizations	17,025,895	-
	$ 29,722,073	$ 12,696,178

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

6. Commitments and Contingencies

In November 2009, the Company entered into a non-cancelable operating lease agreement for new office space with a third party. Additionally the Company subleases office space and certain equipment under an operating lease with an affiliate. The lease and sublease expire in 2025 and 2024, respectively. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company.

Minimum future lease and sublease commitments under non-cancelable leases at December 31, 2009 are as follows:

Year	Amount
2010	$ 2,017,191
2011	5,101,439
2012	5,101,439
2013	5,101,439
2014	5,112,791
Thereafter	59,780,552

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreements with the clearing brokers, the clearing brokers may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2009:

Assets	
Receivable from affiliates	$ 8,904,489
Total assets	$ 8,904,489
Liabilities	
Payable to affiliates	$ 3,674,731
Total liabilities	$ 3,674,731

9. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date March 29, 2010. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section
RECEIVED
MAR 31 2010
Wash., D.C. 193

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of Itau USA Securities Inc.

In planning and performing our audit of the financial statements of Itau USA Securities Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of Itau USA Securities, Inc. In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Itau USA Securities, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Itau USA Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Itau USA Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for Itau USA Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
    a. Agreed the General Assessment amount per the June 30, 2009 SIPC Form-7T, as filed, to the wire payments made by Itau USA Securities, Inc. on January 26, 2009, July 31, 2009, and March 18, 2010.
    b. Agreed the General Assessment amount per the December 31, 2009 SIPC Form-7T, to the Accrued and Other Liabilities sub ledger as of December 31, 2009. We noted a difference of $3,905 in the amount accrued for the SIPC assessment.

2. Compared the Total Revenue amount reported on page 6, line 9 of Form X-17A-5 for the period ended June 30, 2009 less the revenues reported on Itau USA Securities Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the Total Revenue amount reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through June 30, 2009.

PRICEWATERHOUSECOOPERS

3. Compared the Total Revenue amount reported on page 5, line 9 of Form X-17A-5 for the period ended September 30, 2009 and compare the Total Revenue amount reported on page 5, line 9 of Form X-17A-5 for the period ended December 31, 2009 (which are subjected to the auditing procedures applied in the audit of the basic financial statements) less the revenues reported on Itau USA Securities, Inc.'s Focus Reports for the period January 1, 2009 to June 30, 2009, as applicable, with the Total revenue reported on page 2, item 2a of Form SIPC-7T for the period from July 1, 2009 through December 31, 2009.

4. Compared the adjustments reported on page 2 (interest income FX translation, and clearing expense paid to other SIPC members), items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers.

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure number 3.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors and stockholder of Itau USA Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Itau USA Securities Inc,
540 Madison Avenue
23rd Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 70,711
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) $150 1/26 $13,480 7/31 Date Paid	(13,630)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for 26 days at 20% per annum	825
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 57,906
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) — $ 57,906	
H.	Overpayment carried forward — $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Itau USA Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 18th day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 29,069,958
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	366,606
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	415,953
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,074	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3,074
Total deductions	785,633
2d. SIPC Net Operating Revenues	$ 28,284,325
2e. General Assessment @ .0025	$ 70,711

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

Itau USA Securities Inc.

Statement of Financial Condition
December 31, 2009